Act: 1934
Section: 15d
Rule:
Public Availability: 7/17/2012

12027787

DC

No Act

PE 7/17/12

July 17, 2012

Received SEC

JUL 17 2012

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Touchmark Bancshares, Inc.
Incoming letter dated July 17, 2012

Based on the facts presented, the Division will not object if Touchmark Bancshares stops filing periodic and current reports under the Exchange Act after: (1) Touchmark Bancshares has filed a Form 15 to terminate the registration of its common stock under Section 12(g) of the Exchange Act and to suspend its reporting obligation under Section 15(d) of the Exchange Act; and (2) 90 days lapse after the filing of the Form 15. In reaching this position, we note that Touchmark Bancshares has filed a post-effective amendment removing from registration unsold securities under its effective registration statement on Form S-8, and that post-effective amendment is effective. We assume that, consistent with the representations made in your letter, the Form 15 will indicate that the company is terminating its Section 12(g) registration pursuant to Exchange Act Section 12(g)(4), consistent with staff guidance on the requirements of Title VI of the Jumpstart Our Business Startups Act, and suspending its Section 15(d) reporting obligation pursuant to Exchange Act Rule 12h-3(b)(1)(i), as permitted pursuant to the no-action relief provided in this response.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Matt S. McNair
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2012

Mail Stop 4561

Terry Ferraro Schwartz
Smith Gambrell & Russell, LLP
Promenade II, Suite 3100
1230 Peachtree Street, NE.
Atlanta, Georgia 30309-3592

Re: Touchmark Bancshares, Inc.

Dear Mr. Schwartz:

In regard to your letter of July 17, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

Promenade II, Suite 3100
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
Tel: 404 815-3500
Fax: 404 815-3509
www.sgrlaw.com

SMITH, GAMBRELL & RUSSELL, LLP
Attorneys at Law

Terry Ferraro Schwartz
Direct Tel: (404) 815-3731
Direct Fax: (404) 685-7031
tschwartz@sgrlaw.com

July 17, 2012

Securities Exchange Act of 1934, Section 15(d)
Securities Exchange Act of 1934, Rule 12h-3

VIA INTERNET SUBMISSION

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E. Washington, D.C. 20549
https://www.sec.gov/forms/corp_fin_noaction

Re: Touchmark Bancshares, Inc. (Commission File No. 000-53655)

Ladies and Gentlemen:

We are writing on behalf of Touchmark Bancshares, Inc. (the "**Company**") to request that a letter be issued advising the Company that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") concurs with the Company's view that the updating pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "**Securities Act**"), of the Company's registration statement on Form S-8 (File No. 333-154712) during the Company's 2012 fiscal year would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934 (the "**Exchange Act**") to suspend its duty to file with the Commission the reports required by Sections 13(a) and 15(d) of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to the Company's common stock, par value $0.01 per share (the "**Common Stock**"). If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 to (i) terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and (ii) suspend its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act. The Form 15 will indicate that the Company is (i) terminating its Section 12(g) registration pursuant to Exchange Act Section 12(g)(4), consistent with Staff guidance on the requirements of Title 6 of the Jumpstart Our

Business Startups Act of 2012 (the "**JOBS Act**"), and (ii) suspending its Section 15(d) reporting obligations pursuant to Exchange Act Rule 12h-3(b)(1)(i).[1]

Except as otherwise set forth herein, the information set forth in this letter regarding the Company has been provided to us by the Company. The Company has authorized us to make the statements set forth in this letter on its behalf.

Subject to the receipt of the no-action relief sought in this letter, the Company intends to file a Form 15 with the Commission to (a) deregister the Common Stock under Section 12(g) of the Exchange Act and (b) suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act. The Company will continue to file with the Commission all required periodic and current reports for 90 days following the date the Company files the Form 15.

The Company acknowledges that, if on the first day of any subsequent fiscal year there are 1,200 or more holders of record of the Common Stock, then the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse, and the Company will be required to resume periodic reporting under Section 15(d) of the Exchange Act.

Background

The Company is a one bank holding company, which operates through its wholly owned subsidiary Touchmark National Bank (the "**Bank**"). The Bank is a national bank regulated by the Office of the Comptroller of the Currency. The Company was incorporated in Georgia in 2007 under the name Touchstone Bancshares, Inc., which name was changed to the current name in December 2007. The Company has filed all of its periodic and current reports for its three most recently completed fiscal years (2009, 2010 and 2011) and for its current fiscal year through the date of this letter. The Company's fiscal year ends on December 31.

The Common Stock is quoted on the OTC Bulletin Board under the symbol "TMAK.OB." According to the Company's transfer agent, as of December 31, 2011 and January 1, 2012 the Company had 3,465,391 shares of Common Stock outstanding, held by 549 record holders; and on June 15, 2012, the Company had 3,465,391 shares of Common Stock outstanding, held by 545 record holders. The Common Stock closed at a price of $4.65 per share on June 15, 2012. In addition to the outstanding Common Stock, on June 15, 2012, the Company had outstanding options ("**Options**") to purchase 123,118 shares of Common Stock and outstanding director and organizer warrants ("**Warrants**") to purchase 469,167 shares of

[1] As discussed further below, Form 15 has not yet been updated to reflect the changes to Exchange Act Section 12(g)(4), as amended by the JOBS Act, and the Company acknowledges that, absent relief, the Company is ineligible to rely on Rule 12h-3 at this time. Accordingly, the Company's Form 15 will include an explanatory note indicating that the Company is relying on Staff guidance to deregister pursuant to Section 12(g)(4) (as amended by the JOBS Act), and will also contain an explanatory note indicating that the Company is relying on a no-action letter (if received) issued by the Staff addressing the Company's ability to rely on Rule 12h-3 to suspend its reporting obligations under Section 15(d).

Common Stock. There are no securities of the Company issued and outstanding other than the Common Stock, Options and Warrants.

The Common Stock was registered under Section 12(g) of the Exchange Act by the Company's filing of Form 8-A on April 30, 2009 and constitutes the only class of the Company's securities that is registered under Section 12 of the Exchange Act. The Company has not issued (a) any other class of securities that is registered or required to be registered under Section 12 of the Exchange Act or (b) any other class of securities, including any class of debt security, subject to the requirements of Section 15(d) of the Exchange Act, except for the Warrants. With respect to the Warrants, the Company's Section 15(d) filing obligations were automatically suspended on January 1, 2009, when there were less than 300 holders of record of such Warrants. There have never been, at any time, 300 or more holders of record of the Warrants.

The Options and the Warrants are described in more detail below. The Company does not have outstanding any securities exercisable for or convertible into Common Stock other than the Options and the Warrants. As of the date of this letter, the Company has no contractual obligations that would require the Company to continue to file reports pursuant to Section 13(a) or 15(d) of the Exchange Act.

Registration Statement

The Company has on file with the Commission one registration statement on Form S-8 under the Securities Act (File No. 333-154712, filed and effective October 23, 2008). This registration statement registered the offer and sale of 191,000 shares of Common Stock issuable under the Touchmark Bancshares, Inc. 2008 Stock Incentive Plan (the "**2008 Plan**").

The registration statement on Form S-8 identified above became effective during the Company's 2008 fiscal year and was automatically updated during each of the Company's fiscal years from 2009 through 2012 under Section 10(a)(3) of the Securities Act in connection with the filing of the Company's Annual Reports on Form 10-K. No sales have been made under this registration statement during the Company's current fiscal year. On May 3, 2012, the Company filed a post-effective amendment to the registration statement on Form S-8 to de-register any remaining unsold securities and to terminate the registration statement. The post-effective amendment was automatically effective upon filing.

The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the Company's 2009, 2010 or 2011 fiscal years, or through the date of this letter.

The Company filed a registration statement on Form SB-2 (File No. 333-143840) (the "**SB-2**"), on June 18, 2007, to register the offer and sale by the Company of up to 4,156,250 shares of the Company's Common Stock, and 482,500 Warrants to acquire Common Stock. On March 31, 2008, the Company terminated this offering, and on September 17, 2008, in accordance with its obligations pursuant to the undertaking in Item 512(a)(3) of Regulation S-K, the Company deregistered any remaining unsold shares of common stock and terminated this registration statement by the filing of post-effective amendment No. 2. This post-effective amendment to the SB-2 was declared effective by the Commission on September 23, 2008. On June 12, 2012, the Company filed post-effective amendment No. 3 to the SB-2 to deregister any remaining unsold warrants in that offering (securing the de-registration of all securities covered by such registration statement). This post-effective amendment to the SB-2 was declared effective by the Commission on June 14, 2012. The SB-2 was not updated (and was not required to be updated) by the Company since 2008.

Discussion

Section 12(g)(4) of the Exchange Act—as recently amended by the passage of the JOBS Act on April 5, 2012— provides that an issuer that is a bank or a bank holding company (as such term is defined in Section 2 of the Bank Holding Company Act of 1956 (the "**BHCA**")) is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 1,200 persons. The Company is a "bank holding company" under the terms of the BHCA and has less than 1,200 stockholders of record.

Section 12(g)(4)

On April 11, 2012, the Commission published a "frequently asked questions" page (the "**FAQ**"), which described the procedures necessary for a bank holding company to certify to the Commission, pursuant to Section 12(g)(4) of the Exchange Act, that it meets the conditions for de-registration. According to the FAQ, a bank holding company's duty to file any reports required under Sections 13(a), 14 and 15 of the Exchange Act will be terminated 90 days after filing the necessary certification on Form 15. Since the Company satisfies the requirements of Section 12(g)(4) through the date of this letter, the Company is eligible to deregister the Common Stock under Section 12(g) of the Exchange Act.

Section 15(d); Rule 12h-3

Section 15(d) of the Exchange Act, as amended by the JOBS Act, provides that a bank holding company's duty to file reports required by Sections 13(a) and 15(d) of the Exchange Act, with respect to a class of securities described therein, shall be automatically suspended if such class of securities is held of record by less than 1,200 persons on the first day of any fiscal year. The FAQ provides that bank holding companies may take advantage of this higher threshold retroactive to the first day of the current fiscal year. The Company is not eligible to rely on the FAQ for retroactive relief from its Section 15(d) obligations, however, because the Company's Form S-8 was automatically updated pursuant to Section 10(a)(3) of the Securities Act in 2012.

Similarly, the Commission's Rule 12h-3(a) under the Exchange Act provides that, subject to the provisions of paragraph (c) of that Rule, an issuer's duty under Section 15(d) of the Exchange Act to file reports with respect to a class of securities specified in Rule 12h-3(b) shall be suspended immediately upon the filing of a Form 15 if the issuer has filed all reports required by Section 13(a) of the Exchange Act for the shorter of its most recent three fiscal years and the portion of the current year preceding the date of the filing, or the period since the issuer became subject to such reporting obligation. The Company has filed all required reports under Section 13(a) of the Exchange Act for the period specified in Rule 12h-3(a). At present, however, the Company is not eligible to rely on Rule 12h-3, absent relief, because (i) Rule 12h-3(b) has not yet been amended by the Commission to raise the record holder threshold to 1,200 persons for bank holding companies, and (ii) the Company's Form S-8 was automatically updated in 2012 pursuant to Section 10(a)(3) of the Securities Act. Nevertheless, the Company believes that the intention of the JOBS Act is clear with respect to raising this threshold for bank holding companies, as evidenced by Congress' amendment of Section 12(g)(4) and Section 15(d) to raise such threshold to 1,200 shareholders for bank holding companies. The Company submits that there is no good policy reason served by disqualifying bank holding companies from reliance on the relief provided by Rule 12h-3, where Congress has determined that the shareholder of record threshold for deregistration and suspension should be raised for such companies. This position is further buttressed by the fact that the Staff has already determined that bank holding companies may retroactively rely on the automatic suspension provided by Section 15(d) of the Exchange Act, in light of the amendments made by the JOBS Act.

Section 15(d) of the Exchange Act, Rule 12h-3(c) and the FAQ provide, however, that the suspension of an issuer's duty to file reports under Section 13(a) is not available to any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated pursuant to Section 10(a)(3) of the Securities Act. As stated above, the Company's registration statement on Form S-8 was automatically updated under Section 10(a)(3) of the Securities Act in connection with the recent filing of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2011. Accordingly, a literal interpretation of the applicable law and guidance would prevent the Company from suspending its duty under Section 15(d) to file reports in its current fiscal year.

The purpose of the Section 15(d) automatic suspension (and the Commission's corresponding Rule 12h-3[2]) is to permit a company to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) (in the case of companies eligible to rely on such Rule), disallowing reliance where a registration statement has been updated in a current year pursuant to Section 10(a)(3) of the Securities Act, is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3(c), the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and

[2] Rule 12h-3 permits an issuer to certify to the Commission, on Form 15, that it meets the requirements contained in such rule for suspension of reporting obligations under Section 15(d). As noted above, the Company is not eligible to rely on Rule 12h-3 at this time, absent relief, because (i) the Company has over 300 shareholders of record (and the rule has not yet been revised to take the JOBS Act revisions to this threshold into account), and (ii) the Company's Form S-8 was automatically updated pursuant to Section 10(a)(3) of the Securities Act in 2012.

that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983) (the "**Proposing Release**"); *see also* enherent Corp. (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); Interlink Electronics, Inc. (available March 26, 2009); Metro One Telecommunications, Inc. (available March 4, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008); Questar Assessment, Inc. (available June 13, 2008).

The Company submits that if the purpose of Section 15(d) and Rule 12h-3(c) is to give the investing public complete information about the issuer's activities through the end of the year in which the issuer makes an offering, then requiring the Company to continue to report now would not further that purpose because no one has purchased shares under the subject registration statement during the Company's current fiscal year, and the registration statement has been terminated. Accordingly, investors are no longer able to purchase securities pursuant to that registration statement and the protection of Section 15(d) is no longer necessary for potential purchasers.

The Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective registration statements that had been automatically updated during the current fiscal year. *See e.g.*, Mexican Restaurants, Inc. (available January 13, 2011); Tix Corporation (available November 5, 2010); Intraop Medical Corporation (available May 12, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); I.C. Isaacs & Company, Inc. (available August 13, 2008).

In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by an issuer may not always be commensurate with the financial and administrative burdens imposed, *particularly where smaller companies with a small number of public stockholders are involved. See e.g.*, enherent Corp. (available March 17, 2011); Mexican Restaurants, Inc. (available January 13, 2011); Tix Corporation (available November 5, 2010); Intraop Medical Corporation (available May 12, 2010); GrandSouth Bancorporation (available March 24, 2010); Harrington West Financial Group Inc. (available March 24, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Silverstar Holdings, Ltd. (available May 15, 2009); Interlink Electronics, Inc. (available March 26, 2009); Questar Assessment, Inc. (available June 13, 2008); Planet Technologies, Inc. (available February 7, 2008).

The Company is, and has always been, a "smaller reporting company" (previously a "small business issuer") under the provisions of the Exchange Act. The preparation of periodic and current reports imposes a financial burden on the Company and involves significant management efforts. In each of 2010 and 2011, the Company spent approximately $92,000 and $88,000, respectively, in the preparation, review and submission of materials related to the Exchange Act, and the Company further expects that this amount would increase in 2012. Such burdens and efforts are disproportionate to the number of record holders and value of the Company, and disproportionate to the benefits to be derived given the limited trading activity in the Common Stock. In addition, the Common Stock has historically seen low turnover, and trading activity is extremely thin. The average daily trading volume in the Common Stock during the 12 months ended June 15, 2012 was approximately 43 shares. During the same period, there were 265 trading days on which there were no transactions in the Common Stock.

In the Company's circumstances, the financial burdens of continued reporting are disproportionate to the limited benefits the Company's stockholders and the investing public are likely to receive through continued registration and reporting. The Company has reported net losses for each of its 2009 and 2010 fiscal years, and only just reported first time profitability for the fiscal year ended December 31, 2011. The Company believes that the anticipated cost savings following suspension of its reporting obligations will enhance management's ability to increase stockholder returns and value.

Finally, the Company further submits that Section 15(d) protection, in general, is not necessary for the protection of the Company's investors. The relatively small number of stockholders in the Company are generally concentrated in the market areas in which the Bank operates, and have easy access to management and information about the Company. The Company has historically communicated with its stockholders (outside of its required Exchange Act reports) through an annual management report/letter, and more frequently as needed in the opinion of the board of directors and management. The Company intends to continue such practices following suspension of its reporting requirements. Furthermore, as of June 15, 2012, approximately 36% of the Company's Common Stock is beneficially owned by the executive officers and directors of the Company.

Options and Warrants

As of June 15, 2012, the Company had outstanding Options to purchase 123,118 shares of Common Stock, all of which are covered by the 2008 Plan, and outstanding Warrants to purchase 469,167 shares of Common Stock, all of which were issued in connection with the Company's initial public offering. All outstanding Options and Warrants currently have exercise prices that are higher than the recent closing price of the Common Stock ($4.65 per share on June 15, 2012). The lowest exercise price for any outstanding Option is $7.04. The exercise price for all outstanding Warrants is $10.

The Options and Warrants are currently held by 24 current officers, employees or directors of the Company and 13 former employees/directors of the Company. Of the 24 current officers, employees or directors who hold Options and Warrants, 12 are executive officers or directors of the Company.

Currently, the Company is relying on one or more exemptions from registration under the Securities Act with respect to the offer and potential sale of shares of Common Stock upon the exercise of the Options and Warrants.

Once the Company terminates its reporting status, Rule 701 under the Securities Act will permit the Company to offer and sell securities pursuant to the 2008 Plan in compliance with Rule 701. *See* NewCity Communications, Inc. (available October 6, 1988). Rule 701 exempts from the registration requirements of the Securities Act certain offers and sales of securities made under the terms of compensatory benefit plans and written compensation arrangements by an issuer not subject to the reporting requirements of the Exchange Act. The 2008 Plan satisfies the eligibility requirements of Rule 701, and, upon the effectiveness of the Form 15 certification, the Company will become eligible to utilize the exemption under Rule 701. The Company intends to continue to rely on other exemptions *(e.g.,* Section 4(a)(2) of the Securities Act) with respect to the Warrants. Securities issued under Rule 701 or Section 4(a)(2) will be restricted securities as defined in Rule 144 under the Securities Act and may only be resold pursuant to an effective registration statement under the Securities Act or pursuant to an exemption from registration under the Securities Act. *See e.g.*, Beverly Hills Bancorp Inc. (available March 13, 2009); Metro One Telecommunications, Inc. (available March 4, 2009).

In Intraop Medical Corporation (available May 12, 2010) and Metro One Telecommunications, Inc. (available March 4, 2009), the Staff concurred in allowing the issuer to file a Form 15 notwithstanding that, at such time, former employees of the issuer held options to acquire common stock of the issuer. *See also* Planet Technologies, Inc. (available February 7, 2008). Furthermore, the Company believes that holders of Options and Warrants will not be disadvantaged by the absence of periodic reports under the Exchange Act because such holders have access to information about the Company and the ability to ask questions of executive officers prior to making a decision to exercise any Options or Warrants.

Conclusion

Under the circumstances described in this letter and for the reasons discussed above, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the Company's registration statement on Form S-8 pursuant to Section 10(a)(3) of the Securities Act during the Company's 2012 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file reports required by Sections 13(a) and 15(d) of the Exchange Act, and the rules and regulations thereunder, in the current fiscal year. If the Staff grants the relief sought by this letter, the Company intends to file a Form 15 to (a) terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and (b) suspend its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

The Company acknowledges that it will be required to continue filing all required reports pursuant to Sections 13, 14 and 16 for 90 days from the date of the Form 15 filing, covering the period before effectiveness of the Form 15.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may contact me at (404) 815-3731 or tschwartz@sgrlaw.com, or Mr. Jeffrey Bekiares at (404) 815-3649 or jbekiares@sgrlaw.com, with any questions or comments.

Very truly yours,

/s/ Terry F. Schwartz
Terry F. Schwartz

cc: J.J. Shah
Chairman of the Board
Touchmark Bancshares, Inc.

Robert C. Schwartz, Esq.